Exhibit (a)(1)
July 10, 2008

Dear Fellow Shareholders:

On June 30, 2008, Sun Pharmaceutical Industries Ltd., through its subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (collectively, "Sun"), commenced an unsolicited tender offer for all of the outstanding ordinary shares of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) at a price of $7.75 per share in cash.

Your Board of Directors (with Drs. Barrie Levitt and Daniel Moros and Ms. Tal Levitt neither participating in the deliberations nor voting) has unanimously concluded   that Sun’s offer is financially inadequate and is a "sham" offer, because we believe Sun knows that it will not be accepted by the shareholders.  Sun’s tender offer price is far below both the current market price of Taro’s shares and the price Sun paid to acquire other blocks of the Company’s shares in recent privately negotiated transactions.  In order to gain control of Taro without paying a fair price to the shareholders, Sun is now making a “low-ball” offer that we believe it knows will not succeed, solely for the purpose of exercising certain options pursuant to an option agreement the Levitt and Moros families entered into with Sun at the time the merger agreement was signed over a year ago.   In addition the Board has been advised by counsel that the offer is in violation of the Israeli Companies Law - 1999.

Accordingly, the Board unanimously recommends that you reject Sun’s offer and NOT tender any of your shares.

Here are the reasons your Board is urging you NOT to tender your shares into Sun's offer:

•	It is absurdly low
•	It is unfair
•	It is financially inadequate
•	It is unilateral
•	It is coercive
•	It is illegal
•	It is not the best we can do
•	It is a "sham" offer because we believe Sun knows that it will not be accepted by the shareholders

Sun's tender offer follows on the heels of our recent decision to terminate the merger agreement we entered into over a year ago with Sun.  As you may recall, that agreement provided for the acquisition of Taro by Sun in a transaction in which shareholders would receive $7.75 in cash for each of their shares and allowed either party to terminate after December 31, 2007 if the merger had not yet been completed.

Following the announcement of the merger agreement in May 2007, there was significant shareholder opposition to the proposed merger at $7.75 per share, as well as litigation by shareholders to block the merger.  At the time of the shareholders meeting to approve the merger, scheduled to take place in July 2007, there was a real concern that public statements made by Taro shareholders, and the numerous court motions filed by shareholders (including a motion to temporarily enjoin the shareholders meeting, which was ultimately rejected), may have caused confusion among the shareholders.

On the eve of the shareholders meeting that was scheduled to take place in July 2007, Sun requested a postponement of the meeting and asked for additional time to communicate directly with certain shareholders that opposed the merger.  At the same time, Sun agreed to increase its investment in the Company by partially exercising its warrants and buying an additional 3,000,000 ordinary shares for $18 million.  Sun also agreed, at our request, to eliminate the non-solicitation provisions of the merger agreement so that we could determine whether a third party might be willing to propose a transaction on terms that our shareholders would find more acceptable.  Ultimately, however, Sun’s efforts to overcome the opposition to the merger were unsuccessful, and the shareholders meeting to vote on the merger was never held.

Earlier this year, Sun acquired, for a price of $10.25 per share, all shares held by one of the opponents of the merger, who held close to 10% of the Company’s ordinary shares.  Sun then proposed that we amend the merger agreement to provide for an increased price of $10.25 per share.  However, by this time the Company’s business prospects were much better than they had been at the time the merger agreement was signed in May 2007.  Our Board of Directors (with Drs. Levitt and Moros and Ms. Levitt neither participating in the deliberations nor voting) unanimously concluded  that this price was financially inadequate and did not reflect the dramatic operational and financial turnaround that the Company had achieved over the last year or its improved future prospects.  At the same time, the Board unanimously agreed to terminate the merger agreement with Sun, because Sun was unwilling to offer a fair price to acquire the Company and the operating restrictions in the merger agreement were having an adverse effect on the Company’s business operations and profitability.

The Board has concluded the following about Sun’s offer:

•	It is absurdly low: Sun's $7.75 tender price is substantially below the current market price of Taro's shares, and even further below Sun's proposed increased merger price of $10.25;

•	It is unfair: Sun's tender price is far below the prices Sun recently paid to purchase Taro shares from large minority shareholders in privately negotiated transactions;

•
It is financially inadequate:  Before we acted to terminate the merger agreement, we determined that, based on a number of factors, including Taro’s operational and financial turnaround, the future value that Taro expects to achieve from the changes made in its business model, the value in Taro’s new product pipeline and the advice received from Taro’s financial advisor, Merrill Lynch based on Taro’s most recent projections at the time, Sun's proposed $10.25 increased price was inadequate from a financial point of view;

•	It is unilateral: Before we acted to terminate the merger agreement, Sun repeatedly rebuffed our attempts to engage in meaningful price negotiations with us or our financial advisors;

•	It is coercive in at least three respects:

•
First, Sun's proposal to increase the merger price to $10.25 was conditioned on our agreeing to eliminate certain additional voting requirements that protect minority shareholders, and that our Israeli counsel advised us were required by Israeli law in order to approve the merger;

•
Second, Sun's offer is designed to stampede shareholders into tendering their shares, at a price below the current market price, so that they won't end up as minority shareholders in a Sun-controlled company, by not providing for a second-step transaction at a fair price in which Sun would acquire any shares not tendered and purchased in the tender offer; and

•
Third, Sun admits that its offer is being made at $7.75 in order to force the Levitt and Moros families to sell their shares at this now unfair and “low-ball” price pursuant to an option agreement those families entered into with Sun at the time the merger agreement was signed over a year ago. This is nothing more than a blatant attempt to gain control of Taro without paying a fair price to the shareholders;

•
It is illegal:  The Company has been advised by its Israeli counsel that Sun's offer is required to, but does not, comply with the "special tender offer" rules under Israeli law that provide important protections to minority shareholders and that, therefore, Sun's offer is illegal. We have also been advised by our Israeli counsel that the  "trust" described in Sun's offer to purchase will NOT remedy the illegality of Sun’s offer;

•
It is not the best we can do:  Since we acted to terminate the merger agreement, the Company and its advisors have had preliminary discussions with, and received expressions of interest from, other parties potentially interested in entering into strategic transactions with the Company, including purchasing the entire Company or making an investment in the Company.  While there can be no assurance that any of these discussions will result in a formal proposal or that if a formal proposal is made that it will be pursued and consummated, at least two potentially interested purchasers have expressed interest at a price level in excess of the highest price Sun has ever indicated a willingness to pay.   Understandably, these expressions of interest were and are subject to due diligence and other conditions.  We are not opposed to a sale of the Company, but, given the dramatic turnaround in our performance over the last year, we believe that superior and fair values are attainable.  We will prudently consider all alternatives with a view towards acting in the best interests of all shareholders; and

•
It is a "sham" offer because we believe Sun knows that it will not be accepted by the shareholders:  Sun's objective is very clear to us.  They are unwilling to acquire the Company at a fair price through good faith negotiations with the Board and the Company's management.  In order to gain control of Taro without paying a fair price to the shareholders, Sun is now making a “low-ball” offer that we believe it knows will not succeed, solely for the purpose of exercising certain options pursuant to an option agreement the Levitt and Moros families entered into with Sun at the time the merger agreement was signed over a year ago.

Enclosed with this letter is a copy of the Company's Schedule 14D-9, which sets forth in more detail the background and reasons for the Board's recommendation that shareholders reject Sun’s offer.  The Schedule 14D-9 also includes other additional information required to be disclosed by law.  We urge you to read it carefully and in its entirety and not to tender your shares to Sun.

We will keep you apprised of future developments and we greatly appreciate your continued support and encouragement.

On behalf of the entire Board of Directors,

Sincerely,

Barrie Levitt, M.D.

Chairman of the Board

                     If you have any questions or would like additional copies of this letter or the Company's Schedule 14D-9, please call our information agent, Georgeson Inc.  Bankers and Brokers please call (212) 440-9800.  All others please call toll free (866) 324-8878.